UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	12
Signature	13
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Credit Acceptance Corporation 401(k) Plan and Trust

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2005.

Southfield, Michigan
June 14, 2024

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2023	2022
ASSETS:
Investments, at fair value	$223,519,997	$173,217,263

Receivables:
Notes receivable from participants	7,973,224	6,452,424
Company contributions	394,588	397,996
Total receivables	8,367,812	6,850,420

NET ASSETS AVAILABLE FOR BENEFITS	$231,887,809	$180,067,683

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$30,223,342
Interest and dividend income	2,639,021
Net investment income	32,862,363

Contributions:
Participant	17,625,274
Company	9,123,015
Rollovers	2,598,898
Total contributions	29,347,187

Interest income on notes receivable from participants	463,858

Total additions	62,673,408

DEDUCTIONS:
Benefit payments	(10,712,418)
Administrative expenses	(140,864)
Total deductions	(10,853,282)

Net increase	51,820,126

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	180,067,683
End of year	$231,887,809

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust, as amended, (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees on the first day of the month following the month of hire. In order to participate in the Plan, employees needed to be 18 years of age or older. The Plan’s Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their pre-tax eligible compensation, as defined by the Plan, subject to the limitations of the Internal Revenue Code (“IRC”). Participants are allowed to make after-tax contributions to the Plan subject to the same IRC limitations. Effective September 2, 2022, participants are also allowed to make after-tax contributions that can be converted to Roth contributions on a regular basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible compensation. The participant contribution percentage for employees automatically enrolled in the Plan is increased annually, on the first day of each calendar year, by 1% of participants’ eligible compensation up to a maximum contribution of 10%. We match contributions equal to 100% on the first 4% participants contribute and an additional 50% on the next 2% participants contribute. We contribute a maximum of 5% for each participant’s eligible compensation on a per pay period basis. We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2023.

Participant Accounts – The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon and become fully vested in our matching contributions and discretionary profit sharing contributions after two years of service.

Forfeitures – Forfeited matching contributions can be used to pay administrative expenses or reduce future Company contributions. For the year ended December 31, 2023, forfeited balances of $529,034 were used to offset Company matching contributions. As of December 31, 2023 and 2022 forfeited balances totaled $46,873 and $13,571, respectively.

Voting Rights – Each participant who has an interest in the Credit Acceptance stock fund is entitled to exercise voting rights attributable to the shares held in his or her stock fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants – Participants may borrow from their account up to 50% of the participants’ vested account balance, not to exceed $50,000. The minimum amount of any notes receivable is $1,000.  Notes receivable are secured by the balances in the participants’ accounts and bear interest rates from 3.25% to 9.50% for balances outstanding at December 31, 2023, and 3.25% to 8.00% for balance outstanding at December 31, 2022.  The interest rate is based on the prime rate (as reported by Thomson Reuters on the first business day of the month the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, which may be extended up to 10 years for the purchase of a principal residence.  Principal and interest are paid ratably through bi-weekly or semi-monthly payroll deductions.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested account balance in either a lump-sum amount or in installment payments if certain criteria are met. Participants may also request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. All benefits requested before December 31, 2023 were paid prior to year-end.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan Administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, the reported amounts of additions and deductions from net assets available for benefits and disclosure of contingent assets and liabilities during the reported period. Actual results could differ from those estimates.

Payment of Benefits – Benefits are recorded when paid. The entire vested account balance can be received in a combination of cash and, to the extent the account is invested in Company Stock, an in-kind distribution of Company Stock.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Transactional fees and fees related to the administration of notes receivable from participants are charged directly to the respective participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent Events – The Plan has evaluated subsequent events through June 14, 2024, the date the financial statements were issued, and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

3.    FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.  A description of the investment assets measured at fair value using this methodology is as follows:
Mutual funds:
Mutual funds are valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Credit Acceptance stock fund:
This fund includes our publicly traded common stock and is valued at quoted prices available on The Nasdaq Global Select Market®.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  None of our investment assets were measured at fair value using this methodology.
Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

In accordance with the Financial Accounting Standards Board, Accounting Standards Codification Topic 820, Fair Value Measurements, certain investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. A description of the investment assets measured using this methodology is as follows:

Collective trust funds:
The fair value of the collective trust funds is based on the NAV of each fund’s underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company (the “Trustee”), is used as a practical expedient to estimate fair value.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Investments measured at fair value on a recurring basis at December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$71,599,078	$—	$—	$71,599,078
Credit Acceptance stock fund	15,629,350	—	—	15,629,350
Total investments in the fair value hierarchy	$87,228,428	$—	$—	$87,228,428
Investments measured at NAV (a)				136,291,569
Total investments at fair value				$223,519,997

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$150,817,180	$—	$—	$150,817,180
Credit Acceptance stock fund	14,092,392	—	—	14,092,392
Total investments in the fair value hierarchy	$164,909,572	$—	$—	$164,909,572
Investments measured at NAV (a)				8,307,691
Total investments at fair value				$173,217,263
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023 and 2022, respectively. There are no participant redemption restrictions for these investments; the redemption notice period for the Putnam Stable Value Fund 15 is applicable only to the Plan.

Collective trust funds	December 31, 2023 Fair Value	December 31, 2022 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice period
Putnam Stable Value Fund 15	$9,882,596	$8,307,691	N/A	Daily	12 months
Vanguard Target Retirement 2020 Trust II	968,284	—	N/A	Daily	Daily
Vanguard Target Retirement 2025 Trust II	6,512,672	—	N/A	Daily	Daily
Vanguard Target Retirement 2030 Trust II	14,787,470	—	N/A	Daily	Daily
Vanguard Target Retirement 2035 Trust II	15,006,008	—	N/A	Daily	Daily
Vanguard Target Retirement 2040 Trust II	23,222,568	—	N/A	Daily	Daily
Vanguard Target Retirement 2045 Trust II	26,136,724	—	N/A	Daily	Daily
Vanguard Target Retirement 2050 Trust II	20,678,527	—	N/A	Daily	Daily
Vanguard Target Retirement 2055 Trust II	13,379,533	—	N/A	Daily	Daily
Vanguard Target Retirement 2060 Trust II	5,024,980	—	N/A	Daily	Daily
Vanguard Target Retirement 2065 Trust II	342,418	—	N/A	Daily	Daily
Vanguard Target Retirement 2070 Trust II	8,928	—	N/A	Daily	Daily
Vanguard Target Retirement Income Trust II	340,861	—	N/A	Daily	Daily
Total investments measured at NAV	$136,291,569	$8,307,691

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Credit Acceptance stock fund, which exclusively includes Credit Acceptance Corporation common stock. This is a related party and party-in-interest transaction.

Notes receivable from participants are also considered party-in-interest transactions. Under ERISA, these transactions are exempt from the prohibited transaction rules.

5.    PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

6.    TAX STATUS

We use a pre-approved plan document created by Fidelity Management and Research Company (“FMR”). FMR received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the Plan is qualified with the applicable requirements of the IRS. Because the Plan has adopted a pre-approved plan document that has received a favorable opinion letter from the IRS, the Plan can rely on the opinion letter as evidence that the Plan is qualified under IRC section 401(a) to the extent prescribed by the IRS in applicable revenue procedures. Although the Plan has been amended since the prototype plan received the opinion letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

7.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST
EIN: 38-1999511
Plan Number: 001
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value
CREDIT ACCEPTANCE STOCK FUND:
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	**	15,629,350

COLLECTIVE TRUST FUNDS:
	Putnam Fiduciary Trust Company	Putnam Stable Value Fund 15	**	9,882,596
	Vanguard Group, Inc	Vanguard Target Retirement Income Trust II	**	340,861
	Vanguard Group, Inc	Vanguard Target Retirement 2020 Trust II	**	968,284
	Vanguard Group, Inc	Vanguard Target Retirement 2025 Trust II	**	6,512,672
	Vanguard Group, Inc	Vanguard Target Retirement 2030 Trust II	**	14,787,470
	Vanguard Group, Inc	Vanguard Target Retirement 2035 Trust II	**	15,006,008
	Vanguard Group, Inc	Vanguard Target Retirement 2040 Trust II	**	23,222,568
	Vanguard Group, Inc	Vanguard Target Retirement 2045 Trust II	**	26,136,724
	Vanguard Group, Inc	Vanguard Target Retirement 2050 Trust II	**	20,678,527
	Vanguard Group, Inc	Vanguard Target Retirement 2055 Trust II	**	13,379,533
	Vanguard Group, Inc	Vanguard Target Retirement 2060 Trust II	**	5,024,980
	Vanguard Group, Inc	Vanguard Target Retirement 2065 Trust II	**	342,418
	Vanguard Group, Inc	Vanguard Target Retirement 2070 Trust II	**	8,928
	Total collective trust funds			$136,291,569

MUTUAL FUNDS:
	Vanguard Group, Inc	Vanguard 500 Index Fund (Admiral Shares)	**	$21,759,218
	Capital Research and Management Co	American Funds - The Growth Fund of America (Class R6)	**	9,751,510
	T. Rowe Price Associates, Inc	T. Rowe Price New Horizons Fund	**	6,246,631
	Vanguard Group, Inc	Vanguard Total Bond Market Index Fund (Admiral Shares)	**	5,127,865
	Vanguard Group, Inc	Vanguard Small-Cap Index Fund (Admiral Shares)	**	3,661,977
	Vanguard Group, Inc	Vanguard Mid-Cap Index Fund (Admiral Shares)	**	3,381,533
	Janus Capital Management LLC	Janus Henderson Enterprise Fund (Class N)	**	3,352,775
	Vanguard Group, Inc	Vanguard Equity-Income Fund (Admiral Shares)	**	3,210,616
	Vanguard Group, Inc	Vanguard Total International Stock Index Fund (Admiral Shares)	**	3,030,357
	Capital Research and Management Co	American Funds - EuroPacific Growth Fund (Class R6)	**	2,474,404
	Capital Research and Management Co	American Funds - New World Fund (Class R6)	**	2,389,562
	T. Rowe Price Associates, Inc	T. Rowe Price Mid-Cap Value Fund	**	1,816,590
	Capital Research and Management Co	American Funds - The Bond Fund of America R6	**	1,352,294
	J.P. Morgan Investment Management Inc.	Undiscovered Managers Behavioral Value Fund (Class R6)	**	1,321,487
	Vanguard Group, Inc	Vanguard Real Estate Index Fund (Admiral Shares)	**	1,179,725
	Pacific Investment Management Co LLC	PIMCO High Yield Fund (Institutional Class)	**	1,156,749
	PGIM Investments	PGIM Global Total Return Fund (Class R6)	**	216,162
	Vanguard Group, Inc	Vanguard FTSE Social Index Fund Admiral	**	169,623
	Total mutual funds			$71,599,078

*	Notes receivable from participants	Notes receivable from participants bearing interest at rates ranging from 3.25% to 9.50% and maturing through 2034		7,973,224
	Total investments, at fair value, and notes receivable from participants			$231,493,221
* Party-in-interest
** Cost information omitted as all investments are participant-directed

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 14, 2024	By:	/s/ Jay D. Martin
Jay D. Martin
Chief Financial Officer Credit Acceptance Corporation